           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (Unaudited)

1.   General

     The interim financial statements in this report include adjustments based on management's best estimates and judgments, including estimates of future loss payments, which are necessary to present a fair statement of the results for the interim periods reported. These adjustments are of a normal, recurring nature. These financial statements are prepared on the basis of generally accepted accounting principles and should be read in conjunction with the financial statements and related notes in the 1993 Annual Report. Certain prior year amounts have been reclassified to conform with the 1994 presentation.


2.   Participation in Pools and Associations

     Participation in pools and associations includes the Company's equity in Engineering Insurance Group ("EIG").
     In September of 1994, the Company announced an agreement to purchase from General Reinsurance Corporation its 50 percent interest in EIG for $20 million. A closing prior to December 31, 1994 is anticipated. The Company's investment in EIG will be consolidated at the time of acquisition.

                                   6
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
              MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF CONSOLIDATED RESULTS OF OPERATIONS
                     AND FINANCIAL CONDITION
                       SEPTEMBER 30, 1994
RESULTS OF OPERATIONS
- - ---------------------
Overview
- - --------
Income after taxes and before accounting changes for the third quarter of 1994 was $12.3 million or $0.60 per share compared to a prior year third quarter loss of $22.6 million or $1.09 per share. Income after taxes and before accounting changes for the first nine months of 1994 and 1993 was $38.5 million or $1.88 per share and $0.7 million or $0.03 per share, respectively. Third quarter 1993 results included a $20.0 million restructuring charge, reserve strengthening of $19.0 million and a $7.8 million expense for losses related to the Midwest floods. Third quarter 1994 results included a pre-tax charge of $2.9 million for California Proposition 103.

The improvements in results for the third quarter and first nine months of 1994 compared to the corresponding periods in 1993 reflect continued improvement in both insurance and engineering services operating gains, offset, in part, by a reduced level of realized investment gains and net investment income.

In November 1988, California voters passed Proposition 103 requiring premium rollbacks on certain policies then in effect to 20 percent below the rates that were in effect in November 1987. Upon challenge in the courts, the California Supreme Court, in 1989, held that insurers could not be deprived of a fair and reasonable return and subsequently, in 1991, emergency regulations were issued by the regulators which, among other things, defined a "fair and reasonable rate of return". The Company and a number of other insurers successfully challenged the regulations in Los Angeles Superior Court and, in February 1993, the Court issued a decision enjoining the enforcement of the emergency regulations. This decision was appealed to the California Supreme Court, which, in August 1994, ruled in favor of the California Insurance Department and upheld the regulations. The Company continues to maintain its position that the rollback formula is constitutionally defective and that a fair rate of return cannot arbitrarily be capped at 10 percent; however, based upon this most recent ruling, the Company established a reserve in the third quarter of $2.9 million.

Total revenues declined 5.0 percent in the third quarter of 1994 to $151.5 million and 5.4 percent for the first nine months of 1994 to $454.7 million compared to prior year amounts. The decline in the third quarter was primarily due to lower realized gains while the decline in the first nine months of 1994 reflected lower insurance premiums and lower realized gains. Total expenses were 29.2 percent lower in the third quarter of 1994, and 16.1 percent lower for the first nine months of 1994 compared to the same periods for 1993. The most significant contributing factors were the decrease in claims and adjustment expenses and the restructuring charge taken in 1993.

                               7
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

The effective tax rate for the third quarter of 1994 was 31.0 percent compared to 24.0 percent for the comparable prior year period. The tax rate for the first nine months of 1994 was 28.0 percent compared to 75.0 percent for the first nine months of 1993. Tax rate fluctuations in the third quarter and first nine months of 1994 compared to 1993 resulted from significant improvement in insurance and engineering services operating results. This changed the mix of pre-tax income between fully taxable earnings and tax preferred investment income.


Business Developments
- - ---------------------
In September of 1994, the Company announced an agreement to purchase, by year's end, the remaining 50 percent interest for $20.0 million in Engineering Insurance Group (EIG) from General Reinsurance Corporation. The results of the Company's participation in EIG for the third quarter of 1994 compared with the third quarter of 1993 were constant while results for the first nine months of 1994 showed improvement over the comparable prior period. This improvement was attributed primarily to increased growth in this book of business.

On September 26, 1994, the Board of Directors approved an increase in the quarterly dividend from $0.53 to $0.55 per share.


Recent Accounting Developments
- - ------------------------------
In October 1994, the Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards No. 119 (SFAS 119) "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". SFAS 119, which is effective for the Company's calendar-year 1994 financial statements, requires more complete disclosure about derivative financial instruments such as forwards, futures, swap, and option contracts. The Company has limited exposure to such instruments.

In October 1994, the Board also issued Statement of Financial Accounting Standards No. 118 (SFAS 118) "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" effective for fiscal years beginning after December 15, 1994. Implementation of SFAS 118 is not expected to have an impact on the Company's financial results.

In June 1993, the Board issued Statement of Financial Accounting
Standards No. 116 (SFAS 116) "Accounting for Contributions
Received and Contributions Made" effective for fiscal years beginning after December 15, 1994. Implementation of SFAS 116 is not expected to have an impact on the Company's financial results.

                              8
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

Insurance Operations
- - --------------------
Insurance operations include the insurance results of Hartford Steam Boiler Inspection and Insurance Company and the Boiler Inspection and Insurance Company of Canada. EIG's results will be included in insurance operations after the acquisition is completed.

The components of net earned insurance premiums were as follows
(in millions):

                           Quarter  Ended      Nine Months Ended
                            September 30          September 30
                            ------------          ------------
                            1994    1993          1994     1993
                            ----    ----          ----     ----
Gross Earned Premium      $ 97.1   $ 95.4      $ 286.4   $ 285.6
Ceded Premium               11.3      9.1         31.0      23.6
                           ------   ------       ------    ------
Insurance Premium         $ 85.8   $ 86.3      $ 255.4   $ 262.0
                           ======   ======       ======    ======

Insurance premiums in the third quarter of 1994 were flat compared to the third quarter of 1993. Insurance premiums for the first nine months of 1994 decreased 2.5 percent compared to the first nine months of 1993. The decline in insurance premiums resulted, in part, from the Company's major reunderwriting program, which began in early 1993, to improve the insurance business through better risk selection. The Company acknowledged that it would likely experience lower volume in order to achieve improved profitability. Volume reductions were offset partially by price increases, changes in deductibles and risk selection. Reductions in net insurance premiums for the third quarter and first nine months of 1994 also reflect increases in reinsurance costs due to higher facultative placements and renewed treaties. Higher retention, which could affect future claim levels, allowed for modest increases in the cost of existing treaties renewed.

The components of the combined ratio, excluding the charge for Proposition 103 recognized in the third quarter of 1994 and the 1993 restructuring charge, were as follows:

                    Quarter  Ended        Nine Months Ended
                     September 30           September 30
                     -------------          -------------
                     1994     1993          1994     1993
                     ----     ----          ----     ----
Loss ratio           39.4%    80.0%         43.4%    61.3%
Expense ratio        51.9%    50.9%         50.2%    49.8%
                     ----     ----          ----     ----
Combined ratio       91.3%   130.9%         93.6%   111.1%
                     ====    =====          ====    =====

                                  9
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

The improvement in loss ratios compared with the same periods in 1993 was primarily due to better underwriting results. Third quarter 1993 results also included reserve strengthening for adverse development of estimated 1992 year-end reserves and losses related to the Midwest floods.

The expense ratio for the third quarter and first nine months of 1994 compared to comparable 1993 periods increased slightly due to the impact of higher reinsurance costs on net premiums while expenses were relatively consistent from period to period.

Engineering Services Operations
- - -------------------------------
Net engineering services revenues for the third quarter and first nine months of 1994 decreased 3.0 percent and 1.2 percent, respectively, compared to the same periods in 1993. Although revenue decreased, profit margins improved substantially during the third quarter and the first nine months of 1994 as the Company continued to focus on higher margin business and reduce expenses. Net engineering services profit margin increased to
8.5 percent from 5.7 percent in the third quarter of 1994 and to
7.7 percent from 4.3 percent during the first nine months of 1994 compared to the same periods in 1993.

Radian Corporation, the Company's environmental services subsidiary, has continued to improve its results over the previous year. The increase in Radian's operating margin for the first nine months of 1994 compared to the same period in 1993 accounted for the majority of the change in engineering services.


Investment Operations
- - ---------------------
The Company's investment strategy continues to be to maximize total return on the investment portfolio over the long-term -- through investment income and capital appreciation. Investment income decreased 12.3 percent for the third quarter of 1994 compared to the third quarter of 1993 and 15.5 percent for the first nine months of 1994 compared to the first nine months of 1993. Realized investment gains decreased 72.3 percent in the third quarter of 1994 and 62.6 percent for the first nine months of 1994 compared to the same periods in 1993. The decrease in investment income resulted primarily from declines in rates of return and a decrease in average invested assets. The decrease in average invested assets resulted from cash used to pay dividends, repurchase Company stock and purchase fixed assets.

Since the second quarter of 1994 the Company experienced improvement in net unrealized gains in its investment portfolio, despite the fact that average invested assets decreased. The improvement in net unrealized gains is representative of the rebound the equity market experienced in the third quarter following an overall market decline in the first half of 1994. While this rebound contributed favorably to the Company's ability to generate investment income and improve shareholders' equity, to date, net unrealized gains have not yet been restored to

                             10
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

December 31, 1993 levels. As a defensive move to anticipated increases in interest rates, the Company continues to shorten the maturity of its fixed income portfolio and has reduced the mix of its equity holdings in relation to total invested assets.

The Company's investment portfolio continues to consist of high grade investments. Equity securities, including non-redeemable preferreds, and fixed maturities, including redeemable preferreds, are carried at fair value and are classified as available for sale. The market value of the portfolio at September 30, 1994 decreased to $448.1 million from $506.0 million at December 31, 1993. The $57.9 million decline was the result of both the decrease in average invested assets and lower unrealized investment gains.


FINANCIAL CONDITION
- - -------------------
Capital Resources
- - -----------------
Capital resources consist of shareholders' equity and debt outstanding representing those funds deployed or available to be deployed to support business operations.

Shareholders' equity of $303.8 million at September 30, 1994 decreased by $20.9 million since December 31, 1993, representing a decrease in book value per share of $0.95 to $14.85 from $15.80. The decrease in book value per share relates primarily to the decrease in unrealized gains, net of tax, of $23.6 million during the first nine months of 1994, and share repurchases.

Dividends paid by the Company are limited by state insurance regulations. The current restriction is the greater of 10 percent of statutory surplus or prior year's net income as reported to the regulatory agencies. Due to the Company's strong financial position, regulatory approval was received for the payment of dividends declared through September 30, 1994.

At September 30, 1994, the Company had significant short-term and long-term borrowing capacity. The Company is currently authorized to issue up to $75 million of commercial paper.
Commercial paper outstanding at September 30, 1994 and December
31, 1993 was $31.1 and $42.7 million, respectively.

During 1994, approximately $43.0 million of debt of EIG matured and was repaid through reductions in EIG's investments. Other than the anticipated acquisition of EIG, the Company currently has no significant capital commitments planned for the remainder of 1994 and beyond.


Liquidity
- - ---------
Liquidity refers to the Company's ability to generate sufficient funds to meet the cash requirements of its business operations.

                                 11
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

The Company receives a regular inflow of cash from maturing investments, engineering and insurance operations and maintains a highly liquid investment portfolio. The Company manages its cash and short-term investment position to meet its operating expense and claim payment needs.

Cash provided from operations for the first nine months of 1994 was $31.1 million compared to $59.0 million for the first nine months of 1993. The decrease in cash provided from operations was primarily related to claims settlement for losses incurred in 1993 and severance payments related to restructuring. These were offset by stronger operating results and changes in reinsurance recoverable and receivables.

Cash provided by operations and investment activities was used to pay dividends, repay short-term borrowings, purchase fixed assets and repurchase Company stock.


                                    12
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